INVEST IN **FRANZESE WINE**

Wine from the world's earliest vineyards, sharing the Legacy of Michael Franzese



franzesewine.com   Roseville CA

Featured Investors

Investors include

Vazgen Dallakyan   Michael Franzese



Vazgen Dallakyan

Syndicate Lead

Follow

3 followers

I've followed Franzese Wine's journey from its inception, and what truly captivated me was the story of Armenian wine and its profound historical roots.

Armenia, hailed as the birthplace of wine, boasts a rich winemaking history spanning millennia. The allure lies in the high-altitude mountains nurturing grapes that yield exceptionally unique and flavorful wines.

Every compelling narrative has its

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Invested $50,000 this round

Mi

• .

Highlights

(1) We have over 1 million followers online and over 1 billion views, with unique product

(2) The wine industry has massive room for disruption

(3) Most wine and spirits companies have 8-12x exits based on forecast growth

Our Team



Samvel Hakobyan Co-Founder and CEO

Entrepreneur since age of 10



Michael Franzese Co-Founder

2nd biggest money maker in mob history after Al Capone, making $8M a week. Found God and turned life around, and now shares the story of Transformation across the world

Legacy Reborn


MANY WINES SPEAK GRAPES,
FEW SPEAK LEGACY

USA Today "Billion Dollar Wine Brand"


Michael Franzese Wines
TASTE THE LEGACY
Wine from the world's first vineyards, with America's favorite story…
Overcoming the odds.

A Blend of Legacies


MOST WANTED WINE FROM THE MOST WANTED MAN
Michael Franzese
FORMER MAFIA BOSS
WORLD RENOWN SPEAKER
A TESTEMENT FOR TRANSFORMATION

2nd biggest money maker in Mobs History after Al Capone. Michael Franzese turned his life around after finding God in Solitary Confinement. Now he shares the story of redemption and transformation across the world.


WHY ARMENIAN WINE?
Rooted in Tradition: The Birthplace of Wine.
GROWING POPULARITY IN INTEREST FOR ANCIENT WORLD WINES
UNIQUE TASTE FROM HIGH ELEVATED REGIONS
FIRST TO NATIONAL MARKET IN U.S.
Malbec
Mt.Ararat
Areni

Wine originated from Armenia, however, due to the economic crisis, and consistent threats of wars, Armenian wines have never played on the world stage. Until Michael Franzese decided it's time to bring the worlds first vineyards to the US Consumer


MEDIA AND ONLINE REACH
Michael's compelling story of fame, prestige, love and fear has been featured throughout the country on high profile media, as well as youtube and other social media platforms.
MICHAEL HAS BEEN FEATURED ON THE FOLLOWING NETWORKS:
PODCASTS AND ONLINE APPEARANCES
Insider 13M+ Views
Mike Tyson 12M+ Views
BuzzFeed 40M+ Views Combined
DJ Vlad 20M+ Views Combined
Valuetainment 20M+ Views Combined
Soft White Underbelly 5M+ Views
and many more...
Michael Franzese
YouTube
Current Subscribers
1MILLION+
Total Views
1BILLION+
Social Media Followers
500K+
Impressions:
2BILLION+

$0 marketing, with the potential to reach 1 billion views. Michael Franzese has a

unique, exciting, and intriguing story, which makes him a perfect host for any podcast. The interest in his life/story, and his unique perspective on life, makes him a hard offer for people to refuse. Which also opens up free marketing and promotion for the wine



Earliest Known Winery Found In Armenian Cave
Armenian Wines Are Kicking With Quality
Top Wine Trends For Fall, According To Leading Sommeliers
Ex Mafia Boss Michael Franzese Launches 'Billion Dollar' Armenian Wine Brand in the US

The demand for wines from Armenia, and Franzese Wine's access to PR



SUCCESS STORIES IN THE WINE INDUSTRY
Meiomi Wines
Revenue: $5.6M
Exit: $315M in 7 years
Francis Ford Coppola
Revenue: $23.9M
Exit: $500M in 10 years
Empathy Wines
Revenue: $5M
Exit: $100M in 3 years
Robert Mondavi Winery
Revenue: $66M
Exit: $1B
THE WALL STREET JOURNAL.
Californian Vineyard Founded by Lebanese Migrants Sells for Up to $1 Billion
Source: zoominfo.com

The wine industry is known for massive exits, including the recent $1B exit by DAOU winery



OUR PRODUCTS
ARENI
POMEGRANATE
Malbec
Sweet Dinner
White Wine
Sauvignon Blanc
Rose Wine

A unique selection of products, led by the Areni (From the world's first wine region, and the first wine.) And our unique pomegranate shaped pomegranate bottle wine



OUR GROWING COMMUNITY
GROWING AFFILIATE PROGRAM
SOCIAL MEDIA SUPPORT
DEVOTED FANS AND CUSTOMERS

We have a massively growing community and audience



CURRENT POINTS OF DISTRIBUTION
Over 400 Accounts Nationwide
Sysco
Viva SUPERMARKET
OPICI WINES & SPIRITS
VERITAS
VONS
Heidelberg
MI RANCHO Supermercado
neat WINE
2024 LAUNCHES:
Kroger
Raley's
Ralphs
FredMeyer

With one year of selling we have entered some of the largest markets in the US, more coming...

MARKET COVERAGE

Current Markets	Acquiring Capital to Launch in 2024	National Expansion Plans
NORTH CALIFORNIA	NEW JERSEY	CANADA
SOUTH CALIFORNIA	NEW YORK	AUSTRALIA
MICHIGAN	TEXAS	UNITED KINGDOM
OHIO	NEVADA	EUROPE
ILLINOIS	FLORIDA	
NORTH CAROLINA	ATLANTA	

OUR TEAM

Michael Franzese — Co-Founder & Brand Spokesperson
Samvel Hakobyan — CEO & Co-Founder
Sam Trunyan — Chief Operations Officer
Simon L Smith — Board Member

Nancy Chacon — Managing Partner of Sysco
Vlad Vykhopen — Digital Brand Manager
Dan Walters — Chief Strategy Officer
Ben Salisbury — Sales Consultant

PRAISED BY TITANS

CHAZZ PALMINTERI — "I tasted your wine, it's fantastic."
BYRON SCOTT — "Wow, this wine right here is off the charts"
MARIO LOPEZ — "Simply Delicious"
MIKE TYSON

Access to influencers and celebrities, who all love our wine



MORE THAN WINE, IT'S A MOVEMENT

- Inspiring the world with Michael's story of redemption
- Building a world class brand together
- Bridging the gap between Ancient World wine, to New World countries



INNOVATIVE CAMPAIGNS

Innovative Campaigns: Podcast Tours, Geo-fencing, Augmented Reality, & More
Leveraging Media: Documentary with PBS & PR Releases
In-person events, Webinars and Bottle Signings

UPCOMING RELEASES



30 YEAR OLD BRANDY
Winston Churchill's favorite

WINES FROM WORLD'S GREATEST REGIONS
Italy, France, CA

NON-ALCOHOLIC WINE
Fast Growing Market

PBS DOCUMENTARY

And much more!

DON'T JUST TASTE THE LEGACY, JOIN THE LEGACY

This might be your only chance to be my partner, and own a piece of our success. Salute!